Exhibit 8.01 (a)

VSB Bancorp, Inc.

VSB BANCORP, INC. ANNOUNCES CASH DIVIDEND

Contact Name:

Ralph M. Branca

President & CEO

(718) 979-1100

Staten Island, N. Y. — September 11, 2012. VSB Bancorp, Inc. (NASDAQ GM: VSBN), the holding company for Victory State Bank, announced today that its Board of Directors has declared a quarterly cash dividend of $0.06 per share payable on October 1, 2012 to stockholders of record on September 21, 2012. Joseph J. LiBassi, Chairman of the Board of Directors, stated, “We are pleased to announce our twentieth consecutive cash dividend. We are still maintaining our strong capital levels, even with our stock repurchases and our cash dividends, as we generate solid quarterly earnings. We are proud to be serving our community for fifteen years.”

Raffaele M. Branca, President and Chief Executive Officer, reported, “Our dividend payout ratio is 28.9% on second quarter 2012 earnings. We reported higher earnings in the second quarter of 2012 than the two prior quarters as we have a lower level of charge-offs and positive reductions in our non-performing loans.”

VSB Bancorp, Inc. is the one-bank holding company for Victory State Bank. Victory State Bank, a Staten Island based commercial bank, commenced operations on November 17, 1997. The Bank’s initial capitalization of $7.0 million was primarily raised in the Staten Island community. The Bancorp’s total equity increased to $27.4 million by June 30, 2012. The Bank operates five full service locations in Staten Island, the main office at 4142 Hylan Boulevard in Great Kills and branches on Forest Avenue in West Brighton, Hyatt Street in St. George, Hylan Boulevard in Dongan Hills and Bay Street in Rosebank. We announced our sixth branch location in Charleston/Tottenville section of Staten Island, subject to regulatory approval.

The payment of dividends is at the discretion of the Board of Directors and nothing contained herein should be interpreted as a commitment to pay future dividends.

Statements contained in this press release, which are not historical facts, are forward -looking statements, as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to materially differ from those currently anticipated. Those risks and uncertainties include, among other things, possible future changes in (i) the local, regional or national economy, (ii) market interest rates, (iii) customer preferences, (iv) competition or (v) federal or state laws.